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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (in thousands)

		Year Ended December 31,
	Three Months Ended March 30, 2016
		2015	2014	2013
Earnings:
Net earnings before income taxes	11,057	38,211	9,571	412
Fixed Charges:
Interest and debt expense	3,390	11,705	8,725	6,888
Portion of rentals representing an interest factor	167	667	562	388
Total fixed charges	3,557	12,372	9,287	7,276
Earnings available (deficiency) for fixed charges	7,500	23,216	269	(6,887)
Ratio of earnings to fixed charges	3.11	3.09	1.03	0.06

        For purposes of calculating the ratio of consolidated earnings to fixed charges:

  •
  "earnings" is the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and

  •
  "fixed charges" means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.

        For each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same, because we had no preference equity securities outstanding during any of the periods.

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (in thousands)